Mercedes-Benz Auto Receivables Trust 2025-1
Investor Report
Collection Period Ended   30-Sep-2025

Amounts in USD

Dates

Collection Period No.	9			
Collection Period (from... to)	1-Sep-2025	30-Sep-2025		
Determination Date	10-Oct-2025			
Record Date	14-Oct-2025			
Distribution Date	15-Oct-2025			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Sep-2025	15-Oct-2025	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2025	15-Oct-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	228,300,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	155,680,000.00	107,234,551.19	95,542,120.94	11,692,430.25	75.105539	0.613708
Class A-2B Notes	355,000,000.00	244,528,941.87	217,866,475.68	26,662,466.19	75.105539	0.613708
Class A-3 Notes	480,680,000.00	480,680,000.00	480,680,000.00	0.00	0.000000	1.000000
Class A-4 Notes	90,410,000.00	90,410,000.00	90,410,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,310,070,000.00**	**922,853,493.06**	**884,498,596.62**	**38,354,896.44**		
Overcollateralization	33,599,469.69	33,591,736.74	33,591,736.74			
Adjusted Pool Balance	1,343,669,469.69	956,445,229.80	918,090,333.36			
Yield Supplement Overcollateralization Amount	56,330,004.86	40,136,061.26	38,520,572.56			
Pool Balance	**1,399,999,474.55**	**996,581,291.06**	**956,610,905.92**			

	Amount	Percentage
Initial Overcollateralization Amount	33,599,469.69	2.50%
Target Overcollateralization Amount	33,591,736.74	2.50%
Current Overcollateralization Amount	33,591,736.74	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	4.500000%	402,129.57	2.583052	12,094,559.82	77.688591
Class A-2B Notes	4.692080%	956,124.46	2.693308	27,618,590.65	77.798847
Class A-3 Notes	4.780000%	1,914,708.67	3.983333	1,914,708.67	3.983333
Class A-4 Notes	4.920000%	370,681.00	4.100000	370,681.00	4.100000
Total		**$3,643,643.70**		**$41,998,540.14**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	38,426,984.61	(1) Total Servicing Fee	830,484.41
Interest Collections	6,819,815.81	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	830,251.75	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	838,582.25		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	3,643,643.70
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	142,332.14	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**47,057,966.56**	(6) Regular Principal Distributable Amount	38,354,896.44
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**47,057,966.56**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	4,228,942.01
		Total Distribution	**47,057,966.56**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	830,484.41	830,484.41	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,643,643.70	3,643,643.70	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	402,129.57	402,129.57	0.00
thereof on Class A-2B Notes	956,124.46	956,124.46	0.00
thereof on Class A-3 Notes	1,914,708.67	1,914,708.67	0.00
thereof on Class A-4 Notes	370,681.00	370,681.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,643,643.70	3,643,643.70	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	38,354,896.44	38,354,896.44	0.00
Aggregate Principal Distributable Amount	38,354,896.44	38,354,896.44	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,359,173.67
Reserve Fund Amount - Beginning Balance	3,359,173.67
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,749.96
minus Net Investment Earnings	10,749.96
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,359,173.67
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,749.96
Net Investment Earnings on the Collection Account	131,582.18
Investment Earnings for the Collection Period	142,332.14

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,399,999,474.55	29,020
Pool Balance beginning of Collection Period	996,581,291.06	23,875
Principal Collections	21,475,577.43	
Principal Collections attributable to Full Pay-offs	16,951,407.18	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,543,400.53	
Pool Balance end of Collection Period	956,610,905.92	23,313
Pool Factor	68.33%	

	As of Cutoff Date	Current
Weighted Average APR	7.95%	8.04%
Weighted Average Number of Remaining Payments	57.50	47.87
Weighted Average Seasoning (months)	9.98	19.92

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	945,235,493.12	23,098	98.81%
31-60 Days Delinquent	8,490,551.47	152	0.89%
61-90 Days Delinquent	2,142,266.81	49	0.22%
91-120 Days Delinquent	742,594.52	14	0.08%
Total	956,610,905.92	23,313	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.302%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,543,400.53	38	17,924,929.16	398
Principal Net Liquidation Proceeds	826,890.97		9,203,150.31	
Principal Recoveries	816,077.98		3,871,158.04	
Principal Net Loss / (Gain)	(99,568.42)		4,850,620.81	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.122%)
Prior Collection Period	0.296 %
Second Prior Collection Period	1.002 %
Third Prior Collection Period	0.773 %
Four Month Average	0.487%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.346%
Average Net Loss / (Gain)	12,187.49

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.